Exhibit 21.1

Subsidiaries of

Virginia Electric and Power Company

Name	Jurisdiction of Formation
Virginia Power Fuel Corporation	Virginia
Virginia Power Services, LLC	Virginia
Virginia Power Nuclear Services Company	Virginia
Virginia Power Services Energy Corp., Inc.	Virginia
VP Property, Inc.	Virginia
Virginia Power Fuel Securitization, LLC	Delaware